May 20, 2005


Mail-Stop 0408
Via facsimile and U.S. Mail (404) 572-6999

Mr. Albert F. Satterwhite
President and CEO
NBOG Bancorporation
807 Dorsey Street
Gainesville, GA 30501

	Re:  NBOG Bancorporation, Inc.
                    Amendment No. 1 to Form SB-2
                    Filed April 27, 2005
	        File No. 333-122567

Dear Mr. Satterwhite:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Prospectus Cover Page
1. The staff is still unable to reconcile the shares offered with the financial statements and the recent sales in 2005. Starting with the
805,389 shares outstanding at 12/31/04, advise us as to how many of the 75,066 shares disclosed in the penultimate paragraph in the "Recent sales" section are included in the 805,389 number outstanding at 12/31/04.

Critical Accounting Policies - page 24
Management`s Discussion and Analysis

2. As previously requested in comment 22, please revise your discussion of the accounting policies for the allowance for loan losses to address the following:
* Discuss the significant difference you experienced between previously estimated credit losses as compared to actual credit losses.
* Discuss why the difference between actual credit quality and previously estimated credit quality occurred, quantify the differences and discuss whether or not you anticipate similar volatility in your estimates in the future.

Formal Agreement - page 25

3. We note your response to comments 24 and 45; however we could not locate sufficient disclosure of the impact of the steps you have taken under the regulatory agreement so far and what you anticipate the future impact will be on your loan portfolio and credit losses.
Please revise to more clearly disclose the impact of steps required by your regulatory agreement, providing quantification where possible. For instance, for the required steps identified on pages
25-27, 43-45 and 62-63:
* Clearly disclose the amount of additional costs you expect to incur or that you have already incurred to implement the given requirement.
* Quantify the amount of additional capital you need to achieve by the given deadlines and clearly disclose how you have or intend to achieve those amounts.
* Clearly disclose the impact on your loan portfolio and discuss the impact on the trends experienced in your provision for loan losses recorded in recent periods.

Provision and Allowance for Loan Losses - page 33

4. Please revise your discussion to disclose how you determined that a reserve of $259,500 was adequate to cover your non-accrual loans of
$1.7 million.

Consolidated Financial Statements
(1) Summary of Significant Accounting Policies - page F-10
General

5. Please revise to include a description of how you accounted for loan fees and costs related to your loan portfolio held for investment in accordance with SFAS 91 during the periods presented.

(3) Loans - page F-17

6. Please revise to disclose the specific reasons why you have no specific allowance for loan losses allocation for impaired loans.

(7) Income Taxes - page F-19

7. Please refer to our previous comment 55. We could not locate a tabular rollforward of the valuation allowance. For each period presented, please revise your disclosures to include a tabular rollforward showing the beginning balance, any additions, deletions or changes and ending balance of the valuation allowance.

Legal Opinion
8. Revise the legal opinion to indicate the body of laws being opined upon.

Closing Comment

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Rebekah Moore at (202) 551-3463 or Kevin Vaughn at (202) 551-
3494.
All other questions may be directed to Michael Clampitt at (202)
551-
3434 or to me at (202) 551-3418.

						Sincerely,



						William Friar
						Senior Financial Analyst

CC: 	Via Facsimile:  (404) 572-6999
	Kathryn Knudson, LLP
	Powell Goldstein LLP
	One Atlantic Center
	Fourteenth Floor
	1201 West Peachtree Street, N.W.
	Atlanta, GA 30309-3488
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NBOG Bancorporation, Inc.
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